UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1)

                         Flow International Corporation
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    343468104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------             -----------------------------
CUSIP No.  343468104                        13G     Page  2  of  7  Pages
--------------------------------------             -----------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             4,033,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            4,033,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,033,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.6%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

--------------------------------------             -----------------------------
CUSIP No.  343468104                        13G     Page  3  of  7  Pages
--------------------------------------             -----------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             4,033,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            4,033,000
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,033,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.6%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

--------------------------------------             -----------------------------
CUSIP No.  343468104                        13G     Page  4  of  7  Pages
--------------------------------------             -----------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Offshore Fund, Ltd.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,740,200
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            2,740,200
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,740,200
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.9%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

Item 2(a):    Name of Person Filing:
----------    ----------------------

Item 2(a) of this Schedule 13G is hereby amended by deleting clause (ii) thereof and replacing it with the following:

     (ii) Mr. Daniel S. Loeb ("Mr. Loeb"), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Loeb by virtue of such position.

Item 2(b):    Address of Principal Business Office or, if None,
---------     -------------------------------------------------
              Residence:
              ---------

Item 2(b) of this Schedule 13G is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

The address of the principal business office of the Management Company and Mr. Loeb is 390 Park Avenue, 18th floor, New York, New York 10022. The address of the principal business office of the Offshore Fund is c/o Walkers SPV Limited, Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

Item 4:       Ownership:
------        ----------

Item 4 of this Schedule 13G is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     A.   Third Point LLC
          ---------------
         (a) Amount beneficially owned: 4,033,000
         (b) Percent of class: 11.6%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 34,661,613 shares of Common Stock issued and outstanding as of January 20, 2006, as reflected in Amendment
             No. 1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2005.
         (c) Number of shares as to which such person has:
             (i) Sole power to vote or direct the vote: 0
             (ii) Shared power to vote or direct the vote: 4,033,000
             (iii) Sole power to dispose or direct the disposition: 0
             (iv) Shared power to dispose or direct the disposition: 4,033,000

B.   Daniel S. Loeb
     --------------
         (a) Amount beneficially owned: 4,033,000
         (b) Percent of class: 11.6%.
         (c) Number of shares as to which such person has:
             (i) Sole power to vote or direct the vote: 0
             (ii) Shared power to vote or direct the vote: 4,033,000
             (iii) Sole power to dispose or direct the disposition: 0
             (iv) Shared power to dispose or direct the disposition: 4,033,000

C.   Third Point Offshore Fund, Ltd.
     -------------------------------
         (a) Amount beneficially owned: 2,740,200
         (b) Percent of class: 7.9%.
         (c) Number of shares as to which such person has:
             (i) Sole power to vote or direct the vote: 0
             (ii) Shared power to vote or direct the vote: 2,740,200
             (iii) Sole power to dispose or direct the disposition: 0
             (iv) Shared power to dispose or direct the disposition: 2,740,200

Item 10:      Certification:
--------      --------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 10, 2006



                                  THIRD POINT LLC


                                  By:  /s/ Daniel S. Loeb
                                      ------------------------------------------
                                      Name:  Daniel S. Loeb
                                      Title: Chief Executive Officer



                                  /s/ Daniel S. Loeb
                                  ----------------------------------------------
                                  Daniel S. Loeb



                                  THIRD POINT OFFSHORE FUND, LTD.


                                  By:  /s/ Daniel S. Loeb
                                      ------------------------------------------
                                      Name:  Daniel S. Loeb
                                      Title: Director




       [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G WITH RESPECT TO
                         FLOW INTERNATIONAL CORPORATION]